Exhibit 1.1

SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (“Agreement”) is made and entered into as of January 23, 2017 (the “Effective Date”) by and between Neogen Corporation and SenesTech, Inc. (the “Parties” and each a “Party”).

Recitals

A.       Neogen and SenesTech entered into an Exclusive License Agreement on May 15, 2014 (the “License Agreement”).

B.       Neogen and SenesTech have been engaged in discussions about their respective obligations under the License Agreement.

C.       On January 19, 2017, Neogen filed a complaint against SenesTech in U.S. District Court for the District of Arizona (the “District Court Action”).

D.       Neogen and SenseTech now terminate the License Agreement on the terms set forth in this Agreement.

Agreement

1.       Payment. SenesTech shall cause $1,000,000.00 to be delivered to Neogen or wire-transferred to an account designated by Neogen on or before January 23, 2017.

2.       Termination of License Agreement. The License Agreement will terminate as of the Effective Date and have no further force or effect, with neither Neogen nor SenesTech having any obligations thereunder, except that all obligations of confidentiality set forth in Section 9 shall remain in full force and effect, and each party shall return to the other party all copies of such other party’s Confidential Information within its possession, custody or control on or before February 22, 2017.

Neogen/SenesTech Settlement Agreement and Release

3.       Releases. With the sole exception of any claims that may arise in the future relating to the interpretation and/or enforcement of this Agreement or SenesTech’s non-payment of the amount specified in Paragraph 1, including confidentiality obligations under Section 9 of the License Agreement, Neogen and SenesTech fully and finally generally release, remise, acquit, and forever discharge each other and their shareholders, officers, directors, agents, employees, insurers, attorneys, predecessors, successors, parent, subsidiary, sister and all other related or affiliated entities, and assigns from any and all actions, causes of action, demands, rights, damages, or costs whatsoever, including court costs, legal expenses and attorneys’ fees, which either Neogen or SenesTech may now have or had against the other that arise from or relate to the License Agreement, including the claims asserted by Neogen in the District Court Action. Neogen and SenesTech understand and agree that the foregoing releases extend to all claims of every nature and kind, known or unknown, which Neogen has or may have against SenesTech and which SenesTech has or may have against Neogen that arise from or relate to the License Agreement. The Parties expressly waive any benefits they may have under Section 1542 of the Civil Code of the State of California which provides as follows:

“A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor,”

and any and all provisions, rights, and benefits of any similar statute or law of Arizona, Delaware, Michigan, or of any other jurisdiction, to the fullest extent they may lawfully waive such provisions, rights or benefits.

4.       Dismissal of the District Court Action. Within five business days after the Agreement has been executed and the payment described in Paragraph 1 has been made, Neogen, through counsel, shall dismiss the District Court Action by filing with the District Court for the District Court of Arizona a Notice of Dismissal With Prejudice.

Neogen/SenesTech Settlement Agreement and Release

5.       Attorneys’ Fees and Costs. Neogen and SenesTech agree that they will each be responsible for any legal fees, costs, and expenses they may have incurred in connection with the License Agreement and the District Court Action.

6.       No Admission of Liability. It is understood that this Agreement is a settlement of disagreements that have arisen between Neogen and SenesTech and that the making of this Agreement shall not be construed or considered to be an admission of any liability by either Neogen or SenesTech to the other, or of the merits of any allegations or claims that may have been raised between them, including those made by Neogen in the District Court Action.

7.       Entire Agreement. Neogen and SenesTech hereby confirm that this Agreement is fully integrated, represents the entire understanding between them, and that there are no other agreements, representations, promises or negotiations which have not been embodied expressly herein.

8.       Amendment, Modification or Termination. This Agreement may be modified, amended or terminated only by a writing executed by both Neogen and SenesTech.

9.       Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Michigan without regard to the application of conflicts of laws.

10.       Successors and Assigns. This Agreement is and shall be binding upon (i) the officers, directors, successors and assigns of each Party, (ii) each past, present, direct or indirect parent, subsidiary, division or affiliated entity of each Party, and (iii) each past or present agent, representative or shareholder of the respective Parties.

Neogen/SenesTech Settlement Agreement and Release

11.       Execution in Counterparts. This Agreement may be executed in one or more duplicates or counterparts, each of which shall be deemed to be a part of the fully-executed original of this Agreement. Facsimile or scanned signatures shall be accepted by the Parties as originals. This Agreement shall become binding when both Parties have executed the Agreement and provided an executed copy to the other Party.

12.       Authority. Each Party warrants that any person executing this Agreement on its behalf has the full authority to do so.

13.       Attorney’s Fees. The prevailing party in any litigation involving this Agreement shall be entitled to recover, in addition to any other relief obtained, the costs and expenses, including reasonable attorney’s fees and expenses, incurred by the prevailing party.

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Neogen/SenesTech Settlement Agreement and Release

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized representatives.

/s/ James Herbert
Neogen Corporation
By:	/s/ James Herbert
Its:	CEO

/s/ Loretta P. Mayer
SenesTech, Inc.
By:	Loretta P. Mayer
Its:	Chair and CEO

Neogen/SenesTech Settlement Agreement and Release